Exhibit 99.1

Otonomo Completes Acquisition of The Floow

HERZLIYA, Israel and SAN FRANCISCO, California, April 14, 2022 -- Otonomo Technologies Ltd. (Nasdaq:OTMO) (“Otonomo”), the mobility intelligence company, today announced that it has completed its previously disclosed acquisition of The Floow, a United Kingdom-based SaaS provider of connected insurance technology for major carriers globally. As a part of the agreement, Otonomo welcomes Founder and CEO of The Floow, Aldo Monteforte, to the management team where he will continue to lead The Floow on its growth path.

“We are pleased to announce the successful closing of the acquisition and we look forward to benefiting from the complementary set of insurance data solutions, customers and markets that The Floow brings,” said Ben Volkow, Chief Executive Officer. “By combining The Floow’s established portfolio of connected insurance clients and strategic partnerships with Otonomo’s connected car platform, we believe that we are now even better positioned to offer superior intelligent and connected solutions to the global data mobility market.”

About Otonomo

Otonomo fuels a data ecosystem of OEMs, fleets, and more than 100 service providers spanning the transportation, mobility, and automotive industries. Our platform securely ingests more than 4 billion data points per day globally from over 50 million vehicles licensed on the platform and massive amounts of mobility demand data from multimodal sources, then reshapes and enriches it, to accelerate time to market for new services that improve the mobility and transportation experience. We provide deeper visibility and actionable insights to empower strategic data-driven decisions – taking the guesswork out of mobility and transportation planning, deployment, and operations. Privacy by design and neutrality are at the core of our platform, which enables GDPR, CCPA, and other privacy-regulation-compliant solutions using both personal and aggregate data. Use cases include emergency services, mapping, traffic management, EV management, subscription-based services, micro-mobility, parking, predictive maintenance, insurance, media, in-vehicle services, and dozens of smart city solutions.

More information is available at otonomo.io

Forward Looking Statements

This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Otonomo, the anticipated technological capability of Otonomo, the markets in which Otonomo operates and Otonomo’s projected future financial and operational results. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to identify and realize additional opportunities, and potential changes and developments in the highly competitive data marketplace. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in Otonomo’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 31, 2022 and other documents filed by Otonomo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Otonomo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Otonomo gives no assurance that it will achieve its expectations.

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Public Relations Contact:
Juliet McGinnis
Senior Director of Communications
julietm@otonomo.io

Investor Relations Contact:
Miri Segal
MS-IR LLC
+1 (917)-607-8654
msegal@ms-ir.com